Copa Holdings Reports Net Income of US$151.4 Million and EPS of US$3.41 for the First Quarter of 2014

Excluding special items, adjusted net income came in at $153.6 million, or EPS of $3.46 per share

Panama City, Panama --- May 7, 2014. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2014(1Q14). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2013 (1Q13).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$151.4 million for 1Q14, or diluted earnings per share (EPS) of US$3.41. Excluding special items, Copa Holdings would have reported an adjusted net income of $153.6 million, or $3.46 per share, a 23.5% increase over adjusted net income of US$124.4 million and US$2.80 per share for 1Q13.
▪	Operating income for 1Q14 came in at US$177.0 million, a 24.1% increase over operating income of US$142.6 million in 1Q13. Operating margin for the period came in at 24.8%, compared to 22.2% in 1Q13, as a result of higher unit revenues and lower unit costs.
▪	Total revenues increased 11.3% to US$713.6 million. Yield per passenger mile increased 0.5% to 17.7 cents and operating revenue per available seat mile (RASM) increased 1.9% to 14.2 cents. Furthermore, adjusting for a 3.7% increase in length of haul, yields and RASM increased 2.3% and 3.7%, respectively.
▪	For 1Q14, healthy demand trends resulted in passenger traffic (RPMs) growth of 11.0% on a 9.3% capacity expansion. Consolidated load factor came in at 78.1%, or 1.2 percentage points higher than 1Q13.
▪	Operating cost per available seat mile (CASM) decreased 1.5%, from 10.9 cents in 1Q13 to 10.7 cents in 1Q14 due to lower jet fuel costs. CASM, excluding fuel, increased 1.0% to 6.6 cents mainly due to full year effect of 2013 newly leased aircraft.
▪	Cash, short term and long term investments ended 1Q14 at US$1.1 billion, representing 41% of the last twelve months’ revenues. Of this amount, 44% is in Venezuela pending repatriation due to government currency controls.
▪	During the first quarter, Copa Airlines took delivery of one Boeing 737-800 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 91 aircraft.
▪	For 1Q14, Copa Holdings reported consolidated on-time performance of 92.3% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

Subsequent Events

▪	During the month of April, Copa Airlines mandated the arrangement of a Japanese Operating Lease with Call Option (JOLCO) financing for four Boeing 737-800 aircraft delivering in 2014.
▪	On June 16, 2014, Copa Holdings will pay its second quarter dividend of US$0.96 per share, on all outstanding Class A and Class B shares, to stockholders of record as of May 30, 2014.

Consolidated Financial & Operating Highlights	1Q14	1Q13	% Change	4Q13	% Change
Revenue Passengers Carried ('000)	2,032	1,899	7.0%	2,013	0.9%
RPMs (mm)	3,917	3,529	11.0%	3,725	5.1%
ASMs (mm)	5,015	4,590	9.3%	4,870	3.0%
Load Factor	78.1%	76.9%	1.2 p.p.	76.5%	1.6 p.p.
Yield	17.7	17.6	0.5%	18.1	-2.4%
PRASM (US$ Cents)	13.8	13.5	2.1%	13.8	-0.3%
RASM (US$ Cents)	14.2	14.0	1.9%	14.3	-0.7%
CASM (US$ Cents)	10.7	10.9	-1.5%	11.6	-8.1%
Adjusted CASM (US$ Cents) (1)	10.7	10.9	-1.5%	11.0	-2.8%
CASM Excl. Fuel (US$ Cents)	6.6	6.5	1.0%	7.6	-13.2%
Adjusted CASM Excl. Fuel (US$ Cents) (1)	6.6	6.5	1.0%	6.9	-5.2%
Breakeven Load Factor (2)	57.6%	58.7%	-1.1 p.p.	57.3%	0.3 p.p.
Fuel Gallons Consumed (Millions)	65.3	60.1	8.7%	63.9	2.2%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.19	3.34	-4.7%	3.12	2.1%
Average Length of Haul (Miles)	1,928	1,859	3.7%	1,850	4.2%
Average Stage Length (Miles)	1,173	1,123	4.4%	1,151	1.9%
Departures	30,546	29,428	3.8%	30,266	0.9%
Block Hours	91,569	84,490	8.4%	89,783	2.0%
Average Aircraft Utilization (Hours)	11.3	11.3	0.2%	10.9	3.9%
Operating Revenues (US$ mm)	713.6	641.3	11.3%	697.8	2.3%
Operating Income (US$ mm)	177.0	142.6	24.1%	130.7	35.4%
Adjusted Operating Income (US$ mm) (1)	177.0	142.6	24.1%	161.8	9.4%
Operating Margin	24.8%	22.2%	2.6 p.p.	18.7%	6.1 p.p.
Adjusted Operating Margin (1)	24.8%	22.2%	2.6 p.p.	23.2%	1.6 p.p.
Net Income (US$ mm)	151.4	113.8	33.0%	113.9	32.9%
Adjusted Net Income (US$ mm) (2)	153.6	124.4	23.5%	142.5	7.7%
EPS - Basic and Diluted (US$)	3.41	2.56	33.0%	2.57	32.8%
Adjusted EPS - Basic and Diluted (US$) (2)	3.46	2.80	23.5%	3.21	7.7%
# of Shares - Basic and Diluted ('000)	44,403	44,387	0.0%	44,379	0.1%

(1) Adjusted CASM, Adjusted Operating Income, Adjusted Operating Margin for 4Q13 excludes non-cash impairment charge on Intangible Assets booked in 2005 related to the acquisition of AeroRepublica (now Copa Colombia).

(2) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 1Q14, 1Q13, and 4Q13 exclude non-cash impairment charge on Intangible Assets booked in 2005 related to the acquisition of AeroRepublica (now Copa Colombia), non-cash charges/gains associated with the mark-to-market of fuel hedges, and the impact of the Venezuelan currency devaluation.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 1Q14 RESULTS

Copa Holdings first quarter results continued to benefit from positive demand trends, which resulted in solid load factors and yields, as well as lower unit costs. For 1Q14, the Company reported operating income of US$177.0 million, a 24.1% increase over 1Q13. As a result, operating margin for the quarter stood at 24.8%, an increase of 2.6 percentage points over 1Q13.

Total revenues increased 11.3% on 9.3% capacity expansion during the period. Load factor came in at 78.1%, or 1.2 percentage points above 1Q13, while yields increased 0.5% to 17.7 cents. As a result, passenger revenues per ASM (PRASM) increased 2.1%, from 13.5 cents in 1Q13 to 13.8 cents in 1Q14. However, when adjusting for a 3.7% increase in length of haul, PRASM increased 3.9% over 1Q13.

Consolidated operating expenses for 1Q14 increased 7.6% to US$536.6 million, while consolidated operating expenses per ASM (CASM) decreased 1.5% to 10.7 cents. Excluding fuel costs, unit costs increased 1.0% to 6.6 cents, mainly as a result of higher aircraft rentals due to seven new leased aircraft from 2013.

Aircraft fuel expense increased 3.6% or US$7.2 million compared to 1Q13, mostly as a result of increased capacity, partly offset by lower fuel prices. The Company’s effective jet fuel price, which includes realized hedge gains of US$2.8 million and US$2.3 million for 1Q14 and 1Q13, respectively, decreased from an average of US$3.34 in 1Q13 to US$3.19 in 1Q14.

For 1Q14, the Company had fuel hedges in place representing 30% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company at the end of the quarter has already hedged approximately 29% in 2Q14, 23% in 3Q14 and 20% in 4Q14. For 2015, the Company had hedged approximately 14% of its forecasted fuel consumption.

The Company recorded a net non-operating expense of US$3.3 million for 1Q14 compared to a net non-operating expense of US$14.2 million for 1Q13. Non-operating income (expense) included a fuel hedge mark-to-market loss of US$3.4 million compared to a fuel hedge mark-to-market gain of US$3.4 million for 1Q13, and a US$1.2 million accounting gain related to the appreciation of the Venezuelan Bolivar SICAD 1 rate by the end of the quarter, compared to a US$13.9 million loss due to the devaluation of the Venezuelan Bolivar in 1Q13.

Copa Holdings closed the quarter with US$1.1 billion in cash, short term and long term investments, representing 41% of last twelve months´ revenues. Of such cash, US$496.2 million was subject to exchange controls in Venezuela and was pending repatriation. Cash, short term and long term investments excluding the funds pending repatriation from Venezuela represent approximately 23% of last twelve months’ revenues. Additionally, total debt at the end of 1Q14 amounted to US$1.0 billion, all of which relates to aircraft financing.

Copa Holdings’ strong first quarter results are the product of solid and well executed business model based on the goal of operating the best and most convenient network for intra-Latin America travel. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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RECENT DEVELOPMENTS

The Company recently published capacity reductions on its Venezuela flights as of May 2014, as well as additional reductions scheduled for June and July. All together these capacity adjustments represent approximately a 40% reduction in seats to the Venezuelan market. This will affect profitability as the spare capacity will be redeployed to other existing markets which are not as profitable. Ultimately these capacity reductions aim to substantially minimize the accumulation of bolivars going forward.

OUTLOOK FOR 2014

For 2014, the Company reaffirms its current guidance. The Company expects to maintain its consolidated capacity growth at +/-10%. Load factor and unit revenue guidance remain unchanged and are expected to come in at +/-77% and +/-13.7 cents, respectively. Additionally, we are also keeping our CASM ex-fuel guidance at +/-6.8 cents, as the Company expects unit revenues and unit costs to be substantially unchanged from 2013 levels.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$3.15 per gallon. The Company currently estimates the published capacity reduction in Venezuela will have an impact in its operating margin of less than one percentage point (1 p.p.) for the year and, as a result, is reaffirming its full year operating margin guidance in the range of 19% to 21%.

Financial Outlook	2014 - Full Year Revised	2014 - Full Year Prior	2013 Reported
Capacity - ASM Growth	+/-10%	+/-10%	14.4%
Average Load Factor	+/-77%	+/-77%	76.7%
RASM (cents)	+/-13.7	+/-13.7	13.8
CASM Ex-fuel (cents)	+/-6.8	+/-6.8	6.9
Operating Margin	19-21%	19-21%	19.8%

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 1Q14 totaled US$713.6 million, a 11.3% increase over operating revenue of US$641.3 million in 1Q13. This increase was primarily due to a 11.5% or US$71.5 million increase in passenger revenue.

Passenger revenue. For 1Q14 passenger revenue totaled US$692.0 million, an 11.5% increase over passenger revenue of US$620.5 million in 1Q13. Passenger yield increased 0.5% to 17.7, while load factor increased 1.2 percentage points to 78.1%, which resulted in a 2.1% increase in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$21.6 million in 1Q14, a 4.0% increase over cargo, mail and other of US$20.8 million in 1Q13.

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Operating expenses

For 1Q14, consolidated operating expenses increased 7.6% to US$536.6 million, representing operating cost per available seat mile (CASM) of 10.7 cents. CASM, excluding fuel costs, increased 1.0% to 6.6 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 1Q14, aircraft fuel totaled US$208.0 million, a US$7.2 million or 3.6% increase over aircraft fuel of US$200.8 million in 1Q13. This increase was primarily a result of a 8.7% increase in gallons consumed, which was partly offset by a 4.7% decrease in the average price per gallon of jet fuel (all-in), which averaged US$3.19 in 1Q14 as compared to US$3.34 in 1Q13. The all-in average price per gallon of jet fuel for 1Q14 includes a $2.8 million fuel hedge gain, compared to a US$2.3 million gain in 1Q13. Excluding the effect of fuel hedge gains for both periods, fuel prices decreased 4.5%, from US$3.38 per gallon in 1Q13 to US$3.23 in 1Q14.

Salaries and benefits. For 1Q14, salaries and benefits totaled US$74.0 million, a 10.9% increase over salaries and benefits of US$66.7 million in 1Q13. The main driver was an increase in operating headcount to support additional capacity, as well as the full year effect of salary adjustments.

Passenger servicing. For 1Q14, passenger servicing totaled US$64.1 million, a 6.3% increase over passenger servicing of US$60.3 million in 1Q13. This increase resulted from the growth in operations and passengers carried.

Commissions. For 1Q14, commissions totaled US$26.1 million, a 7.7% increase over commissions of US$24.3 million in 1Q13. This increase was primarily a result a higher revenue base, partly offset by a lower average commission rate.

Reservations and sales. Reservations and sales totaled US$23.9 million, a 11.2% increase over reservation and sales of US$21.4 million in 1Q13. This increase was primarily a result of a 11.5% increase in passenger revenue.

Maintenance, material and repairs. For 1Q14, maintenance, material and repairs totaled US$24.7 million, a 11.0% increase over maintenance, material and repairs of US$22.3 million in 1Q13. This increase was mainly due to the full year effect of return condition provisions for new leased aircraft.

Depreciation. Depreciation totaled US$27.8 million in 1Q14, a 12.2% increase over depreciation of US$24.8 million in 1Q13. This increase was primarily driven by additional spares, aircraft components, and projects.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 13.1% from US$61.6 million in 1Q13 to US$69.7 million in 1Q14, primarily as a result of an increase in departures and additional aircraft rentals.

Other. Other expenses totaled US$18.2 million, an increase of US$1.8 million from 1Q13. This was primarily a result of an increase in other general administrative expenses.

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Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net expense of US$3.3 million in 1Q14, compared to a net expense of US$14.2 million in 1Q13.

Interest expense. Interest expense totaled US$7.1 million in 1Q14, a 7.4% decline from interest expense of US$7.7 million in 1Q13, as a result of lower interest rates on our variable rate debt and lower outstanding debt balance.

Interest income. Interest income totaled US$3.7 million, a 38.1% increase over interest income of US$2.7 million in 1Q13, mainly as a result of a higher average cash and investments balance.

Other, net. Other, net totaled a net gain of US$0.1 million in 1Q14, compared to a net loss of US$9.2 million in 1Q13. Other, net, for 1Q14, includes a fuel hedge mark-to-market loss of US$3.4 million and a US$1.2 million gain related to the appreciation of the Venezuelan Bolivar SICAD 1 rate by the end of the quarter, compared to a fuel hedge mark-to-market gain of US$3.4 million and a US$13.9 million loss on the devaluation of the Venezuelan Bolivar for 1Q13.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 66 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 92 aircraft: 66 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2431

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q14	1Q13	Change	4Q13	Change
Operating Revenues
Passenger Revenue	691,977	620,488	11.5%	674,209	2.6%
Cargo, mail and other	21,629	20,793	4.0%	23,562	-8.2%
Total Operating Revenue	713,605	641,282	11.3%	697,771	2.3%

Operating Expenses
Aircraft fuel	208,014	200,773	3.6%	199,388	4.3%
Salaries and benefits	73,976	66,728	10.9%	73,382	0.8%
Passenger servicing	64,118	60,316	6.3%	64,986	-1.3%
Commissions	26,132	24,260	7.7%	27,428	-4.7%
Reservations and sales	23,853	21,449	11.2%	26,013	-8.3%
Maintenance, material and repairs	24,746	22,284	11.0%	22,866	8.2%
Depreciation	27,821	24,806	12.2%	27,082	2.7%
Flight operations	31,134	29,479	5.6%	31,451	-1.0%
Aircraft rentals	25,315	19,952	26.9%	24,617	2.8%
Landing fees and other rentals	13,253	12,195	8.7%	12,813	3.4%
Other	18,246	16,412	11.2%	25,907	-29.6%
Intangible Impairment	-	-	n/m	31,162	n/m
Total Operating Expense	536,607	498,655	7.6%	567,097	-5.4%

Operating Income	176,999	142,626	24.1%	130,675	35.4%

Non-operating Income (Expense):
Interest expense	(7,094)	(7,660)	-7.4%	(7,447)	-4.7%
Interest income	3,736	2,706	38.1%	3,963	-5.7%
Other, net	67	(9,195)	n/m	(4,081)	n/m
Total Non-Operating Income/(Expense)	(3,291)	(14,150)	-76.7%	(7,565)	-56.5%

Income before Income Taxes	173,707	128,476	35.2%	123,110	41.1%

Provision for Income Taxes	22,350	14,646	52.6%	9,189	143.2%

Net Income	151,357	113,830	33.0%	113,921	32.9%

EPS - Basic and Diluted	3.41	2.56	33.0%	2.57	32.8%
Shares - Basic and Diluted	44,402,832	44,387,148	0.0%	44,379,289	0.1%

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Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)	March 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$237,320	$139,108
Short-term investments	878,674	992,579
Total cash, cash equivalents and short-term investments	1,115,994	1,131,687

Accounts receivable, net of allowance for doubtful accounts	148,542	132,867
Accounts receivable from related parties	5,759	2,189
Expendable parts and supplies, net of allowance for obsolescence	59,655	56,814
Prepaid expenses	58,417	59,175
Other current assets	20,770	22,783
Total Current Assets	1,409,138	1,405,515

Long-term investments	6,589	37,590

Property and Equipment:
Owned property and equipment:
Flight equipment	2,487,257	2,477,830
Other equipment	75,423	73,487
	2,562,680	2,551,317
Less: Accumulated depreciation	(556,204)	(530,347)
	2,006,476	2,020,970
Purchase deposits for flight equipment	364,770	327,544
Total Property and Equipment	2,371,246	2,348,514

Other Assets:
Net pension asset	11,801	11,114
Goodwill	24,810	25,305
Intangible asset	28,436	28,214
Other assets	93,181	96,509
Total Other Assets	158,229	161,143
Total Assets	$3,945,202	$3,952,762

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$155,674	$156,329
Accounts payable	112,386	95,046
Accounts payable to related parties	18,641	14,483
Air traffic liability	496,210	578,439
Taxes and interest payable	97,119	113,541
Accrued expenses payable	63,957	75,975
Other current liabilities	9,135	8,133
Total Current Liabilities	953,122	1,041,946

Non-Current Liabilities:
Long-term debt	883,119	913,507
Post employment benefits liability	6,219	6,223
Other long-term liabilities	59,019	51,223
Deferred tax liabilities	32,693	37,959
Total Non-Current Liabilities	981,050	1,008,912

Total Liabilities	1,934,172	2,050,858

Shareholders' Equity:
Class A - 33,434,185 shares issued and outstanding	22,626	22,626
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	48,154	47,031
Retained earnings	1,929,306	1,820,580
Accumulated other comprehensive income (loss)	3,478	4,200
Total Shareholders' Equity	2,011,031	1,901,903
Total Liabilities and Shareholders' Equity	$3,945,202	$3,952,762

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	1Q14	1Q13	4Q13

Net income as Reported	$151,357	$113,830	$113,921

Special Items (adjustments):
Intangible Impairment	-	-	31,162
Unrealized (gain) loss on fuel hedging instruments	3,373	(3,376)	(2,553)
Loss due to devaluation of Venezuelan Bolivar	(1,178)	13,927	-
Adjusted Net Income	$153,553	$124,381	$142,530

Shares used for Computation (in thousands)
Basic and Diluted	44,403	44,387	44,379

Adjusted earnings per share - Basic and Diluted	3.46	2.80	3.21

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	1Q14	1Q13	4Q13

Operating Costs per ASM as Reported	10.7	10.9	11.6
Intangible Impairment	-	-	(0.6)
Aircraft fuel per ASM	(4.1)	(4.4)	(4.1)
Operating Costs per ASM excluding fuel	6.6	6.5	6.9

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